UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 To

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act Of 1934

ADVANCED GROWING SYSTEMS, INC.

(Name of Registrant as specified in its charter)

Nevada	20-4281128
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

230 North Park Boulevard,

Suite 106,

Grapevine, TX 76051

(Address of principal executive offices)

Registrant’s telephone number, including area code: (817) 416-2533

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $0.001	Over-the-Counter Bulletin Board

i

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10-SB to register our common stock, par value $0.001, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 12(g) generally requires registration within 120 days after the last day of the first fiscal year in which an issuer has total assets exceeding $10 million and a class of equity security held of record by 500 or more persons.

Once we have completed this registration, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g).

Unless otherwise noted, references in this Registration Statement to “Advanced Growing Systems” the “Company,” “we,” “our” or “us” means Advanced Growing Systems, Inc., a Nevada corporation and/or its subsidiaries, Advanced Nurseries, Inc, a Georgia corporation and Organic Growing Systems, Inc., a Texas corporation. The principal place of business for Advanced Growing Systems, Inc., the parent company, is located at 230 North Park Boulevard, Suite 106, Grapevine, TX 76051. Our telephone number is (817) 416-2533. Advanced Nurseries, Inc., an operating subsidiary is located at 755 Union Hill Road, Alpharetta, GA 30034. The telephone number is (678) 990-7792. Organic Growing Systems, Inc., also an operating subsidiary, is located at 3012 Farrell Road, Houston, TX 77073 and telephone number of (713) 523-4396.

FORWARD LOOKING STATEMENTS

There are statements in this Registration Statement that are not historical facts. These “forward-looking statements” can be identified by use of terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. For a discussion of these risks, you should read this entire Registration Statement carefully. Although management believes that the assumptions underlying the forward looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Registration Statement will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

PART I

Item 1.	DESCRIPTION OF BUSINESS

This summary describes important information about our Company and business. You should read this entire document and the consolidated financial statements and related notes included carefully, including the “Risk Factors” section. Unless the context requires otherwise, “we,” “us,” “our”, “ and the “Company” and similar terms refer to Advanced Growing Systems, Inc., and our subsidiaries collectively, while the term “AGWS” refers to Advanced Growing Systems, Inc. in its corporate capacity.

Risk Factors

Some of the factors that could cause actual results to differ materially from expected results are as follows:

1.	Fluctuations in the demand for products due to a downturn in the construction industry and a reduction of building and or remodeling of existing new homes and office buildings.

2.	Operating hazards attendant to the operating of the fertilizer facility

3.	Climatic conditions such as hurricanes and extreme weather conditions limiting the growing period and damage to inventory held for resale,

4.	Availability of capital for improvement of existing facilities and for expansion of the business of the Company

5.	Regulatory developments that could be imposed at the local and or national level.

6.	Availability and increased cost of materials and equipment utilized in the business.

7.	Our ability to find and retain knowledgeable personnel

Any of the factors listed above and other factors contained in this Form 10-SB could cause our actual results to differ materially from the results implied by these or any other forward-looking statements made by us on our behalf. We cannot assure you that our future results will meet our expectations.

Business Development

AGWS, a private company, was incorporated on February 2, 2006 under the laws of the state of Nevada. On June 20, 2006, AGWS was merged into Non Lethal Weapons, Inc. (“NLW”), a California company trading its shares of common stock on the “pink sheets.” NLW was originally incorporated in California on February 28, 1983 under the name of Western Micro Distributors, Inc. (“WMD”) On October 25, 1989 WMD merged with P.C. Craft, Inc., a Delaware corporation with WMD as the survivor corporation. WMD then changed its name to PCC Group, Inc. (“PCC”). On July 25 2005 the name of PCC was changed to Non-Lethal Weapons, Inc. Following the merger of AGWS into NLW, we changed our name to Advanced Growing Systems, Inc. and changed the state of domicile from California to Nevada. Our operating subsidiaries include Advanced Nurseries, Inc. (“ANI”), a Georgia Corporation incorporated on February 10, 2006 and Organic Growing Systems, Inc. (“OGSI”), incorporated on January 19, 2006 in the State of Texas. Our fiscal year ends September 30th of each year. We have not filed for any bankruptcy, receivership or similar proceeding. Since inception, we have not been subject to the reporting requirements of the Exchange Act, as amended. As such, we have not filed any filings with the Securities and Exchange Commission (“SEC”), however, by this filing we intend to become fully reporting.

We are a Nevada corporation founded in 2006. AGWS is the parent company of OGSI (an Organic fertilizer manufacturer) www.organicgrowingsystems.com and ANI (a wholesale group of Commercial Nurseries located in the Southeastern US) www.advancednurseries.com. OGSI was incorporated as a Texas Corporation on January 19, 2006. The original officers and directors of OGSI were Martin Reiner and Lon Musgrove which brought to the organic fertilizer subsidiary the formulas that are still used today in the production of the organic fertilizer. Mr. Musgrove later resigned, to pursue other interests. ANI was founded by a skilled group of industry professionals each with over 15 years of direct experience in the “Green” industry. ANI provides direct distribution channels for OGSI through their nursery locations. ANI was formed as a Georgia Corporation on February 10, 2007.

Principal Products and Services

AGWS is the parent company of ANI and OGSI. AGWS’s common stock currently trades on the “pink sheets” under the symbol AGWS.PK. AGWS provides executive management, accounting, sales and marketing support for its two subsidiary companies. The employees of AGWS and its consultants include Chris Nichols, the Chief Executive Officer and Lyle Mortensen, Chief Financial Officer that provide the leadership not only for AGWS, but they also provide direction for the sales efforts and financial management for the subsidiaries. Mr. Nichols provides the sales and day-to-day operations directions, and Lyle Mortensen is responsible for the accounting functions of not only the parent company but he oversees the accounting for the subsidiaries.

ANI is a wholesale plant, tree and shrubbery distributor focused on the professional/commercial landscape contractor in the Southeastern United States. The Company is positioned to take advantage of the massive “southern migration” currently happening as baby boomers relocate from the Northeastern seaboard to the Southern United States (US Census, June 2006). ANI has three locations in the Northern GA area: 755 Union Hill Road, Alpharetta; 8270 Highway 53, Braselton; and 661 South Cobb Drive, Marietta. ANI immediately established itself as a key supplier for several of the largest landscape contractors in the region. ANI allows for vertical integration with OGSI through their distribution channels and similar end-user base. ANI buys plant material throughout the southeast directly from specialty growers. Major suppliers of nursery stock for ANI are Monrovia Growers, Windmill Nurseries, Leo Gentry, Southeastern Growers and Mountain Valley Growers. Availability is good from all suppliers. These relationships also provide a direct opportunity for OGSI fertilizer sales in the spring and fall planting seasons. ANI sells directly to the commercial landscape contractor and to retail nurseries. Both the contractor and the retailer provide OGSI with fertilizer sales opportunities. ANI also sells the OGSI fertilizer products from each nursery location.

OGSI is a fertilizer manufacturer that utilizes chemistry to enhance the way Nitrogen is delivered to any plant through a base poultry litter (chicken fecal matter), organically. Our process utilizes a food-grade chemistry to produce a highly-effective licensed organic fertilizer. OGSI combines knowledge that goes back to early farming practices with modern organic molecular chemistry. The principal suppliers of raw materials in the manufacturing process are Ampro Products, Inc. and C.S. Hoskins. Availability of the chicken fecal matter and other raw materials are readily available for use in the production process. Approximately 50 % of the sales of OGSI are generated from one particular vendor, Harris County Flood Control. Additional customers are being added to the customer base so that the Company is not dependent on one particular customer. The Company is upgrading the equipment and on- site management monitors the quality of raw materials purchased, the proper drying and the quality of the end product at the time of packaging the fertilizer.

Our Principal Competitive Strengths

We believe we have the following principal competitive strengths:

•

We have developed a large customer base of over 500 active contractors buying from all combined locations. The Company started operating on February 2, 2006 and generated a loss of $534,170 during the first eight months of operations.

•

Debt incurred may be converted to equity, giving the Company an even stronger financial position for expansion into other market places. The convertible promissory notes are convertible into common stock at the rate of one share for each $1.00 invested at the option of the shareholder, or upon certain conversion events described in the Notes to consolidated financial statements and accrued interest will be automatically converted to common stock.

•

We currently own a manufacturing facility (acquired in March 2007 with $560,000 cash; 600,000 shares of restricted stock; and $10,000 paid monthly for five (5) years) for the organic fertilizer products and have increased capacity from 2 to 4 tons per hour.

Our Growth Strategies

In order to capitalize on our competitive advantages and to realize our goal of growing to become a dominant player in our industry, we intend to pursue the growth strategies that include the following:

•

We plan to continue development in increasing gross margins through manufacturing some of our own products for better profitability. We plan on allocating $224,000 to a second pellet mill, dryer/cooler and hammer mill to further increase capacity and increase run times. Current production cost runs approximately $140 per ton and can be brought down to sub-$125 per ton with increased conveyor speed and decreased drying times.

•	We intend to continue expansion in other promising markets and develop a credible plan to improve operating efficiencies and drive organic revenue growth.

•	We intend to be a provider for an increasing customer base.

•	We intend to combine our business model and cost advantage with modern technology, marketing and distribution.

•

We plan to continue to expand our nurseries, look to acquire plant and tree farms to increase inventory control and possibly increase delivered margin, and manufacture our organic fertilizer to satisfy growing demand for our products.

•	We plan to expand into additional markets within the United States and into international markets with topsoil depletion issues and water pollution problems.

Targeted Markets

Advanced Nurseries, Inc.

The largest population growth is in the Sunbelt states and the West. (United States Census Bureau, June 2006)

Only a few years ago, there were relatively few landscape contracting companies doing an annual volume in excess of $5 million. These numbers have increased more than five-fold. There are at least a dozen companies now doing close to $100 million annually. One company does in excess of $750 million, and another is reaching the $300 million annual mark. The $50 million to $80 million annual volume niche is also swelling. (Grounds/Turf Growers Magazine Industry Outlook 2005)

Another area of growth is new start-ups. A few years ago, a survey in Lawn and Landscape Magazine was taken indicating that there are approximately 13,000 start-ups each year. At least fifty percent of these don’t survive the third year. The net result is that we gain approximately 6,000 new companies annually.

The total market includes landscape construction/build, landscape maintenance, irrigation installation and repairs, landscape lighting, water features, power equipment, nursery supplies, fertilizer, chemicals, etc.

Organic Growing Systems, Inc.

The United States fertilizer market exceeds $40 billion dollars annually and is comprised almost exclusively of synthetic chemistry. (Grounds/Turf Magazine Industry Outlook 2005) Organic demand is growing at virtually all levels and annual sales have surpassed $350 million in 2006 (Wall Street Journal, May 22, 2007).

PRODUCT APPLICATIONS

Home, Lawn & Garden

•	Safe around children and pets

•	One product for all fertilizer needs

•	No run-off into waterways and lakes

•	Non-burning

•	Greener, healthier lawns and plants

•	Tastier fruits

•	Less frequent application than synthetics

•	Quick growth

•	Less watering required

We believe that our organic fertilizer is ideal for lawns on which children are playing. Once applied and watered in, there is no residual odor. Children, as well as adults, are not exposed to toxic chemicals and heavy metals commonly found in synthetic fertilizers. TOP Organic Fertilizer (our flagship product, described further below) goes to work immediately fostering a microbial bloom that releases nutrition to the plants. One cannot over apply the fertilizer and thus the risk of burning plant roots is eliminated.

Turf Growers and Sports Facilities

•	Quick greenout and slow-release

•	No dormancy

•	Environmentally sound - non-leaching

•	Easy and less frequent application

•	Less water required

•	Non-toxic, non-burning

•	Ideal for golf courses, polo fields, athletic fields, campuses

With proper nutrition, grass will grow faster, be greener, use less water, eliminate nuisance weeds and not leach into the nearby waterways and lakes.

Our poultry litter-based fertilizer is treated with organic chemistry to remove all dangers of burning, reduce the odor and change the nitrogen from soluble to insoluble. Using TOP Organic Fertilizer allows turf growers to increase their productivity by growing out fields in less time with reduced water requirements and application costs.

Sport facilities, such as golf courses, polo fields and football fields are strong target markets. New sod can be placed directly on top of the fertilizer, as it cannot burn.

Landscape maintenance lends itself perfectly to TOP Organic Fertilizer. The ease of application and the reduced need over time from this slow release, high micronutrient-value fertilizer will make lawns the pride of the neighborhood. TOP Organic Fertilizer can be easily applied to existing lawns by top dressing.

Competition

Advanced Nurseries, Inc.

ANI has positioned its operations in the heart of the Southeastern United States, located in Atlanta, Georgia. We are in direct competition with well-established local brands such as John Deere Landscapes, Skinner Wholesale Nurseries, Pike Wholesale Nurseries and Shemin Nurseries.

Organic Growing Systems, Inc.

Our direct competition is massive and well established, specifically the Synthetic Chemical Fertilizer Industry We are devoted to the idea of water protection and conservation in our efforts. We believe in the world wellness movement, a “lifestyle” series of events that represent a multi-dimensional, complementary view of health and wellness, by bringing to market safe products to enhance personal environmental health by building healthy soil and clean water.

Patents, Trademarks, Licenses, Franchises, Royalty Agreements

Our flagship product is our TOP Organic Fertilizer, a product licensed in each state by the respective State Agriculture Department. This product utilizes several proprietary processes in its manufacture. Its “value-added” character is achieved by our organic chemical manufacturing process. This process utilizes Chitosan as a pellet binder and nutrient source, yucca extract to minimize odor and feather meal as a source of protein and slow-release Nitrogen. The Chitosan and yucca are delivered in a liquid form and added throughout the process. This method takes most of the (N) nitrogen indigenous to raw poultry litter and controls it, by making the (N) nitrogen water insoluble. The resulting fertilizer is sterile and replete with micro-nutrition: Iron, Sulfur, Calcium, Magnesium, Manganese, Phosphorus, Copper, Sodium, and Chloride. These are essentially all the elements necessary to provide plant health.

The factory in Monticello, Mississippi, is designed to process raw poultry litter and convert it into fertilizer. The process is as follows:

Raw poultry litter is placed in a mixer where for ten minutes it is mixed with an organic plant extract and feather meal.

The treated litter is conveyed to a hammer mill where it is further pulverized.

By conveyor it is moved to a pellet mill where the mixture is formed into pellets.

By conveyor the pellets are moved to a dryer/cooler operation

The final step is to either collect the pellets in large one-ton totes or move the pellets to a bagging line where they are packaged in 40-pound bags for sale.

The one-ton totes are either sold as “bulk” fertilizer or used for storage and movement to the bagging line.

This package of “insoluble” (N) nitrogen and elemental micro-nutrition grows “any plant in any kind of soil.” It is the perfect combination of energy fabricated into a solid pellet of dense carbon that replenishes the soil food web so that plant health is optimized. We deliver energy to the soil and by doing so we “feed the soil and the soil feeds the plant.” The amount of water used decreases by 2/3 the amount used with synthetic fertilizers as it is not necessary to wash away excess (N) nitrogen to protect the plant from chemical burn.

The process of changing Nitrogen from soluble to insoluble, the addition of high levels of micro-nutrition and the application of specialized extracts to eliminate significant levels of very unpleasant odors are all closely-held trade secrets of the Company.

Employees

We currently employ approximately 54 full-time employees in Georgia, Texas and Mississippi. We have 4 employees in senior management at the parent level. We have 16 employees in sales positions, 6 employees in branch management positions, 24 employees in yard/mill/delivery positions, 1 employee in marketing and 3 employees in accounting. We have employment agreements with key employees. None of our employees are covered by a collective bargaining agreement, and we believe our employee relations are good.

Regulatory Mandates

Currently all products and/or licenses are secured prior to shipments of inventory items, as a variety of states have specific applications and licenses that need to be obtained before any fertilizer product can be shipped.

Governmental approval is required both for the facility and for selling/distributing the fertilizer. These approvals consist in part of the following:

The State of Mississippi has licensed the factory as a “Solid Waste Management Facility.” This license was just granted for the next ten years and will expire in 2017.

Each individual state in which TOP Organic Fertilizer is sold must approve the corporation’s distribution of the fertilizer, as well as the actual sale of the fertilizer. Depending upon the state, reports are made monthly (e.g., Alabama), quarterly (e.g., Texas), or annually. The states issue licenses and approve the bag in which the product is sold in the retail marketplace. Fees are regularly paid to states for the licenses and for the tonnage sold.

Compliance with state laws requires applications, recordkeeping and regular filings. State environmental quality laws apply to the manufacturing facility, which is subject to inspection. There are no federal laws regulating the manufacture, sale or distribution of organic fertilizer. Federal laws related to safety in any manufacturing facility (e.g., OSHA) apply to the factory. Safety meetings with employees are regularly held.

If other governmental or environmental requirements are deemed necessary, the Company will take the required steps. At the present time the Company has received assurances that the organic fertilizer facility acquired in March of 2007 is environmentally safe and all applicable permits and licenses are in good order based on tests conducted by Environmental Management Services, Inc. in Mississippi, which is a third-party agency hired to conduct soil analysis to determine the preexistence of hazardous chemicals and/or materials.

Reports to Security Holders

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at (http://www.sec.gov). We are not including the information contained in our website as part of, or incorporating it by reference into, this report on Form 10-SB.

Item 2.	Management’s Discussion and Analysis or Plan of Operation

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this Registration Statement. Portions of this document that are not statements of historical or current fact are forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this Registration Statement should be read as applying to all related forward-looking statements wherever they appear in this Registration Statement. Our actual results could differ materially from those anticipated in the forward-looking statements.

Plan of Operations

ANI has experienced rapid commercial success. We continue to outperform our original budget. ANI will be holding formal grand-openings for our second and third commercial distribution facilities early in 2007. Sales for the months of January, February, and March were in excess of $500,000 per month. We expect, but can provide no assurances, nursery sales to approach or exceed $1,300,000 per month in April, May, and June of 2007. ANI is currently completing the retrofit of the third facility in the first quarter of 2007. By the end of the first quarter of 2007, we project three commercial distribution facilities running approximately $1,000,000 - $1,300,000 per month in revenue for all locations.

In March 2007, OGSI purchased a manufacturing facility from Agreaux Organics, Inc. (“Agreaux”). Agreaux was the contract fertilizer manufacturer located in Monticello, Mississippi for OGSI. The factory receives raw material and manufactures, stores and ships fertilizer. This acquisition will not only substantially increase our gross profit margin, but it lets OGSI immediately tackle larger buyers they have previously shied away from.

The market for organic fertilizer is growing. Because of its relative novelty OGSI. has approached a number of different potential submarkets that have shown interest in the fertilizer’s utilization. For some the motivation is cost effectiveness, requiring less watering and fewer annual applications. For others it is a need to be environmentally sensitive. For all, it is viewed as an approach to building healthy soil.

Developers are a good market since they usually strip the land bare, prior to construction and are faced with varying soil conditions. Upon completion of the project, landscaping becomes an important marketing element.

Contractors and landscape management firms are often directed to use specific products. When the direction includes organic fertilizer, they have limited options and in several cases have been told to turn to our Company for fertilizer.

Growers (e.g., turf, fruit and vegetable) seek to enhance both their competitive position and meet the growing demands for organic products. For turf growers the benefits of TOP Organic Fertilizer include lower cost of application (i.e., savings of diesel fuel for equipment and reduced water needs), as well as quicker grow-out and thus quicker returns on investment. The eight-percent growth of the organic food market makes it possible for food growers facing increased organic growing regulations to meet that demand with our organic fertilizer.

Specialty retailers have been successful in growing their own products (e.g., plants and trees) and share that success with their customers. It is not unusual for a customer to inquire about growing protocols and then being offered TOP Organic Fertilizer to meet their individual needs.

Government agencies have become more aware that their activities in managing projects have a direct effect on local waterways and industries (e.g., fishing/oystering, etc.). A desire to protect the environment from polluting run-off associated with traditional synthetic fertilizers has resulted in one such agency becoming one of OGSI’s largest customers.

Independent researchers have concluded that processed poultry-litter-based fertilizer is equal to and in many cases superior to synthetic fertilizers in its ability to foster a healthy plant growing environment (i.e., the soil) and superior to synthetic fertilizers in protecting the environment since it does not pollute the soil or waterways. Other information gained supports the theories that (1) organic fertilizer remaining in the soil after application reduces future needs for large amounts of additional fertilizer, and (2) organic fertilizer feeds the microbes in the soil and they in turn feed the plants. Synthetic fertilizer is designed to directly feed plants and does not enrich soil.

OGSI has an engineering team at the facility to make some necessary changes. These are necessitated by increased production demands which have exceeded the capability of the existing machinery, some of which is fifty years old. It was determined that a staged replacement of major components should occur. Specifically, (1) a new dryer will be acquired – the current one limits production capacity below anticipated demand. (2) A new hammer mill is needed since the internal workings of the existing one have been worn out. (3) The acquisition of a second pellet mill will allow for doubling of production capacity. Updating machinery under this plan will assure that equipment maintenance will not disrupt the flow of product. All told, it is estimated that replacement machinery and associated raw materials/product storage costs will be approximately $300,000 plus delivery and installation. Financing may come from any of the following: directly from corporate earnings, sales of the Company’s common stock, bank loan, or Mississippi’s Intermediary Relending Program. These changes should allow us immediate capacity in excess of 1,000 tons per month or $400,000. Additional capacity will be added as needed. Product margin is anticipated to increase from 20% to 55%.

With the addition of two more nursery facilities and the purchase of the fertilizer plant, the number of employees will increase. However, the additional staff will be kept as minimal as possible with the management centralized for the two separate divisions.

For additional short-term financing, on December 20, 2006, the Company entered into an agreement to borrow additional funds for working capital purposes from a private investment banking firm TBECK Capital, Inc. (“TBECK”) in the amount of $750,000. The note calls for simple interest at the rate of 10% per annum on the unpaid balance. Interest on the note is to accrue and be paid quarterly or upon payment of the note. However, the Company has only received $180,300 of advances on this note and does not plan to receive any additional funds from TBECK. Mr. Mortensen, the CFO for the Company, provides consulting services to TBECK on a fee basis. He is not an officer or director of TBECK or any of the TBECK related companies. The note becomes due and payable on the earlier of the following:

1.	December 31, 2010;

2.	A change of ownership in over 50% of the Company’s common stock; or

3.	The sale of substantially all of the Company’s assets

Upon the authorization by the Company’s shareholders and Board of Directors of a class of preferred stock with the rights and features substantially equivalent to this note, the note shall be automatically converted to the new class of preferred stock by the Company’s Board of Directors and the issuance of such preferred stock.

The lender has the right to convert all or a portion of this note to common shares of the Borrower at $0.50 per share. In addition, for each dollar advanced under this note, the lender is to receive a warrant to purchase one share of the Company’s common stock for $1.00 per share. Our management anticipates utilizing the total amount committed under the promissory note to complete the expansion of the nurseries, and for working capital needs. Some of the funds were used for the acquisition of the fertilizer plant in Mississippi in March 2007. As of March 31, 2007, the Company had received $180,300 of proceeds from this note.

On February 12, 2007, the Company amended its charter to provide for 50,000,000 shares of $0.001 par value preferred stock. Rights, preferences and designations of the preferred stock are to be determined by the Board of Directors of the Company. Effective March 9, 2007, the Company entered into an agreement with a private investment company, Vision Opportunity Master Fund, Ltd. (“Vision”) to provide additional working capital of $1,472,000 in exchange for the issuance of 3,000,000 shares of preferred stock and warrants to purchase 9,000,000 shares of the Company’s common stock. None of the officers or directors of the Company have any affiliation with Vision. In addition on April 11, 2007, Vision also acquired an additional 1,000,000 shares of preferred stock with warrants of 3,000,000 shares attached for a net price of $497,447 on the same basis as the February 12, 2007 sale. On May 4, 2007 the Company also sold to Sands Brothers Venture Capital, LLC an aggregate of 750,000 shares of Series A preferred stock for a net sales price of 372,114 with 2,250,000 warrants attached to purchase common stock on the same basis as the Vision sales.

Additional preferred stock and warrants will be issued in conversion of the promissory note issued to the private investment banking firm more fully described above. This conversion will be completed in the 1st quarter of 2007 since the Company has authorized the preferred stock and it is anticipated that the Board of Directors of the Company will authorize the issue of the preferred stock in payment of this debt.

Management believes that the borrowings as indicated along with the current and projected increased sales from operations will be sufficient to meet the working capital requirements of the Company for the next twelve months.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company has just completed its first fiscal quarter ended December 31, 2006. The Company and its business plan began early in 2006. The Company’s fiscal year ends September 30th.

From the inception of the Company, operations have been divided into two major segments of business, sales of organic fertilizer and a commercial nursery operation. During the current fiscal period from February 2, 2006 (Inception) through September 30, 2006, OGSI opened a warehouse location in Houston, Texas and ANI opened its main location in Alpharetta, Georgia. During the first fiscal quarter ended December 31, 2006 ANI opened a second location in Braselton, Georgia and it opened a third location during the quarter ended March 31, 2007.

ANI opened its first nursery and commenced sales in March of 2006. Total sales for the period from February 2, 2006 (Inception) through September 30, 2006 were $3,118,187 with sales for the quarter ended December 31, 2006 of $2,076,737. OGSI began its sales effort in February of 2006 and recorded sales of $295,869 for the period from February 2, 2006 (Inception) through September 30, 2006 sales of $89,326 for the quarter ended December 31, 2006.

Sales and gross profit by operating subsidiary for the Company’s first fiscal period ended September 30, 2006 is as follows:

	February 2, 2006 (Inception) through September 30, 2006
	ANI	OGSI	Total
Total sales	$3,118,187	$295,869	$3,414,056
Cost of sales	2,230,712	300,175	2,530,887

Gross profit	$887,475	$(4,306)	$883,169

Gross profit percentage	28.46%	(1.46%)	25.87%

	Six-month period ended March 31, 2007
	ANI	OGSI	Total
Total sales	$4,092,286	$194,681	$4,286,967
Cost of sales	2,968,166	213,226	3,181,392

Gross profit	$1,124,120	$(18,545)	$1,105,575

Gross profit percentage	27.47%	(9.53)%	25.79%

The negative gross profit in OGSI for the period ended September 30, 2006 was due to the high costs of transportation of the product as OGSI is marketing its product and establishing its customer base. It is management’s opinion that the acquisition of the fertilizer plant in Monticello, Mississippi will reduce the costs and improve the gross profit percentage of its organic fertilizer operations. For the six months ended March 31, 2007 OGSI gross profit percentage may not contain all of the overhead items normally allocated in a manufacturing facility. However, the organic fertilizer plant was being operated on a contract basis until the facility was purchased at the end of March, 2007. The cost of materials, freight, and labor and utilities to produce the fertilizer is included in the above cost of sales.

Interest expense of $88,965 for the period from February 2, 2006 (Inception) through September 30, 2006 was high due to an abnormally high rate of interest charged on some short-term borrowings that were paid off shortly after the end of the year.

Occupancy expenses for the period from February 2, 2006 (Inception) through September 30, 2006 amounted to $118,769 compared to $177,325 for the six months ended March 31, 2007. These expenses relate to the operations in Houston, Texas and in Alpharetta, Georgia for the two operating subsidiaries. The increased rate of occupancy expenses for the six months ended March 31, 2007 is due principally to the additions of property leased for ANI’s additional locations in Braselton and Marietta, Georgia.

Marketing and advertising expenses incurred were $16,573 for the period from February 2, 2006 (Inception) through September 30, 2006 as compared to $36,678 for the six months ended March 31, 2007. Management anticipates that marketing and advertising expenses will increase as the Company continues to grow.

For the period from February 2, 2006 (Inception) through September 30, 2006 the Company had a loss, net of tax benefits, of $534,170 compared to a net loss after income tax benefits of $646,000 for the six months ended March 31, 2007. A large portion of these losses are attributable to the start-up nature of the Company. Expenses for personnel, work on improvements, and in organization of the Company were expensed during the current fiscal period February 2, 2006 (Inception) through September 30, 2006 and the six months ended March 31, 2007. The Company has no prior financial statements as the company into which the Company merged was a dormant company with no operating history. OGSI has spent a large portion of management salaries, travel, and work associated with the proving up of the product that it is currently selling on the market. Additional costs were incurred in the six-month period by OGSI in the management and preparation of the purchase of the fertilizer plant in Mississippi. In addition to these costs, the six-month period ended March 31, 2007 is traditionally a slow time in sales of both fertilizer and nursery materials. This period of time was used for training and preparation for the increased sales projected for both the fertilizer and nursery division. Management has determined that there should not be a valuation allowance for any portion of the net operating loss carryforwards based on the increasing sales, increasing gross margins of the organic fertilizer products and projected income of the Company. The Company anticipates that it will show a net operating profit for the quarter ending June 30, 2007 and for the year ending September 30, 2007.

The Company has utilized a private placement of its securities in order to finance the initial growth of the Company, along with short-term debts described elsewhere in this document.

AGWS is a dynamic growing Company that has dedicated individuals that are working to get the Company to achieve its goal of profitability during the fiscal year ending September 30, 2007. The Company has utilized an additional $300,000 in order to complete the acquisition of a fertilizer production facility in Monticello, Mississippi. With this addition, the Company is planning for additional reductions in cost of sales resulting in an increasing gross profit percentage related to fertilizer sales. The organic fertilizer sold by the Company for the period from February 2, 2006 (Inception) through September 30, 2006 was purchased on a contract basis. However, as of October 1, 2006 OGSI has taken over the operations of the plant in Monticello, Mississippi and recently completed the acquisition of the plant in order to enhance the operations of this subsidiary.

In addition to the plant in Monticello, ANI has opened additional locations in Braselton and Marietta, Georgia. With three nursery locations in the Atlanta area, management believes that there will be additional savings on large purchases and three locations to provide for a rapid turnover of its inventory, thereby increasing the profitability of the Company.

The rapid growth of the Company, along with increased inventory, accounts receivable, and improvements to the properties have put a strain on the Company’s resources. However, management is of the opinion that the Company will continue to grow and through its contacts will have sufficient capital and/or debt necessary to meet its obligations.

Critical Accounting Policies

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying interim consolidated financial statements follows.

Basis of Accounting

The consolidated financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

The Company’s accounts receivable are primarily related to customer accounts of ANI and OGSI. Accounts receivable are stated at amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The change in the valuation allowance have not been material to the consolidated financial statements.

Inventories

Inventories for ANI are carried at the most recent cost as of September 30, 2006, which approximates the lower of cost or market. Inventory carried by OGSI is carried at the lower of cost or market using the first-in, first-out method of accounting.

Property and Equipment

Property and equipment are capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the various classes of assets. Leasehold improvements are amortized on a straight-line basis over the lease terms, including the options to renew. Normal repairs and maintenance are expensed as incurred. No assets were disposed of during the period ended September 30, 2006.

Off-Balance Sheet Arrangements

The Company has given the option for key management (minority shareholder/officers of the subsidiaries) to sell their 19% of the subsidiaries to the parent company for 6 times EBITDA over the next 24 months in exchange for additional shares in the Company. Depending on the average stock price, this could have adverse dilutionary effects on all outstanding shareholders. For further details see the employment agreements section in Item 6.

There are no other off-balance sheet arrangements. The Company’s contingencies are further described in the notes to consolidated financial statements.

Item 3.	Description of Property

We currently lease warehouse and office space for our OGSI subsidiary in Houston, Texas consisting of approximately 10,000 square feet from Farrell Road Properties, Ltd. The term of the related lease is three years and 22 days, which term commenced on September 9, 2006. Our monthly payment under the lease is $3,800 per month for the 1st year, $4,000 per month for the 2nd year and $4,200 for the third year. The property is in good condition and sufficient to meet our needs at this time.

Effective March 29, 2007, the Company purchased an organic fertilizer plant in Monticello, MS for $500,000 cash, 600,000 shares of restricted common stock and the assumption of debt in the amount of $472,210. The debt is to be paid out over a 60-month period at a rate not to exceed $10,000 per month. The total to be paid is limited to a total of $600,000 including interest over the five-year period.

Our nursery properties are as follows:

Approximately 7,223 acres of land located in the City of Alpharetta, Georgia has been rented from Union Hill & Associates, LLC for the main location of ANI. The lease commenced on February 7, 2006 for a three-year term with an option to extend for an additional two years. Base rent is $8,300 per month for the 1st year increasing by 3% each year of the term on the anniversary of the commencement date.

The second location for our commercial nursery is located on 13 acres at 8270 Highway 53, Braselton, Georgia. The term of the lease is for five years at a beginning monthly rental of $3,000 per month. Commencement of the lease was July 31, 2006. The Company also has first option of refusal to purchase the property for $125,000 per acre for the 1st year of the lease and thereafter the purchase price will be at market value not to be less than $125,000 per acre.

Additionally, the nursery division entered into a lease with Pineoak Lumber Company to lease a 9 acre property known as 661 South Cobb Drive, Marietta Georgia that includes a 12,000 square foot building, and unimproved real estate in which to store the trees, plants, and other merchandise for sale. This is the location of our South Cobb division. This lease began December 1, 2006 at a base rent of $6,000 per month. The lease is for a total of five years.

Office space for corporate headquarters has leased for a period of three years and is located at 3050 Royal Blvd. South, Suite 135, Alpharetta, Georgia 30022.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information as to the beneficial owners of more than five percent (5%) of all classes of the voting securities of AGWS. The percentage ownership has been calculated based on 22,482,665 shares of common stock outstanding as of March 31, 2007.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Big Baller Media Group, LLC, 2222 Michaelson #480, Irvine, CA 92612 (1)	1,450,000	6.45%
Common	Christopher J. Nichols, 7740 St. Marlo CC Pkwy, Duluth, GA 30097	4,416,667	1964%
Common	BLGR Enterprises LLC, 18201 Von Karman, Suite 550, Irvine, CA 92612(3)	2,463,366	10.96%

1.	Big Baller Media Group, LLC is controlled by Jeffrey Greeney.

2.	3. BLGR Enterprises LLC is controlled by Thomas Rubin.

3.	The above beneficial owners do not have any additional rights to acquire additional beneficial ownership.

Security Ownership of Management

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Christopher J. Nichols, President of AGWS, 7740 St. Marlo CC Pkwy, Duluth GA 30097	4,416,667	19.64%
Common	Lyle J. Mortensen, CFO through Aritex Consultants, Inc. 230 N. Park Boulevard, Suite 106 Grapevine, TX 76051.	940,734	4.18%
Common	Jon Hammond, President of ANI, 755 Union Hill Road, Alpharetta, GA 30004	1,000,000	4.45%
Common	Dr. Martin Reiner, President of OGSI, Treasurer, 2341 Bolsover, Houston, TX 77005	500,000	2.22%

Changes in Control.

The Company is unaware of any arrangement that will result in a change in control of the Company or its operating subsidiaries.

Item 5.	Directors and Executive Officers, Promoters and Control Persons.

The following table sets forth the names and ages of our current directors and executive officers, as well as their principal offices and positions.

NAME	AGE	POSITION
Christopher J. Nichols	40	President & Chairman of the Board of Directors
Lyle J. Mortensen	68	Secretary & Chief Financial Officer
Dr. Martin Reiner	62	Treasurer & Director, President of OGSI
Jon Hammond	37	Director, President of ANI
Jack Cowan	74	Director
Steve Riegler	37	Director

All of our directors serve until their successors are elected and qualified by our shareholders, or until the earlier of their death, retirement, resignation or removal. The following is a brief description of the business experience of our executive officers, directors and significant employees:

Christopher J. Nichols (40), is the Chairman, President and CEO of AGWS. From December, 2003 through January, 2006 he was the senior Vice President of Sales for the Private Client Group at Westcap Securities, Inc. in Irvine, CA. From December of 2002 through October, 2003 he was a Vice President with Fisher Investments selling separate accounts to high net-worth individuals. From November, 1997 through October 2002, he was a Registered Representative with Interfirst Capital Corporation in Yorba Linda, CA. From January, 1991 through November of 1997, he was the Director of Sales and Marketing for Sun-Gard West, a regional distributor of solar control products.

Jon Hammond (37), is President of ANI. From November 2002 through February 2006 he was the N.E. Georgia Manager of John Deere Landscapes in Alpharetta Georgia. From September 1991 through November, 2002 he served as the General Manager of Shemin Nurseries in Atlanta, GA. From February 1989 through September, 1991 he served as a Store Manager for Pike’s Family Nurseries in GA. From June 1988 through January 1989, he served as a basic land care specialist for The Country Club of the South.

Dr. Martin Reiner (62), is President of OGSI., Treasurer and Director of the Company. From March 1998 through January of 2006, he served as the Vice President and subsequent President of Ag-Org, Inc. a manufacturer of Organic Fertilizer. From April of 1994 through March of 1998 he served as the President of Reiner & Reiner in Houston TX, an international business development corporation. From April 1984 through March 1994, he served as the President and Executive Director of South Main Center Association, a not for profit community and economic development association.

Lyle J. Mortensen (68), is Secretary and Chief Financial Officer of the Company and is a Certified Public Accountant. From June of 1965 until approximately April of 1978 he worked for Touche Ross & Co, now Deloitte & Touche, in the audit and tax departments. From April 1978 until present time he has been self employed as a Certified Public Accountant working mainly in a tax and consulting capacity and serving as the chief financial officer for various small private companies.

Steve Riegler (37), is a Director and has been a private equity investor over the past several years. He has also worked with several non-profit organizations as well as holding advisory roles with Epic Sports and Quicksilver Boardriders USA. He previously served as a professional equity trader at UBS and for 10 years was a specialist for Charles Schwab on the floor of the Pacific Stock Exchange (PCX) in Los Angeles. During his time at the PCX he served on the Board of Governors in 2000. He was also in charge of all major media communications including CNBC, CNN and local Los Angeles radio.

Jack Cowan (74), is a Director and founder of Venture Chemicals, Inc. in Lafayette LA. He brings massive experience in chemical engineering, chemical management and sophisticated manufacturing. He is currently Chairman of the Board of the Venture Group, several small, specialty-based products companies serving a number of markets including oil and gas drilling fluid additives, agricultural products, animal feed additives, etc. Jack has been on various committees and actively involved in multiple professional organizations including the American Chemical Society, the American Petroleum Institute, the National Association of Corrosion Engineers and the Commercial Development Association. Jack is the author or co-author of more than 30 patents and is the author/co-author of numerous technical papers involving both drilling fluids and oilfield production chemicals. Jack has a BS Degree in Chemistry from Midwest University.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director or executive officer of the Company: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the commodities futures trading commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Board Committees and Independence

All of the directors serve until the next annual meeting of common shareholders and until their successors are elected and qualified by our common shareholders, or until the earlier of their death, retirement, resignation or removal. Our Bylaws set the authorized number of directors at not less than one nor more than nine, with the actual number fixed by our Board of Directors. Our Bylaws authorized the Board of Directors to designate from among its members one or more committees and alternate members thereof, as they deem desirable, each consisting of one or more of the directors, with such powers and authority (to the extent permitted by law and these Bylaws) as may be provided in such resolution.

The entire Board of Directors will perform the function of the Audit Committee until we appoint directors to serve on the Audit Committee.

The entire board performs the functions of the Compensation Committee until we appoint directors to serve on the Compensation Committee.

ITEM 6.	Executive Compensation.

The following table sets forth for the Calendar year ended December 31, 2006 the compensation received by the officers of the Corporation

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Christopher J. Nichols President*	2006	$108,708	—	$4,417	—	—	—		$113,125

* Mr. Nichols took a lesser salary to assist in necessary cash flow during business development. October 1, 2006 he began to take the agreed-upon amount.

Lyle Mortensen	2006	$8,000	—	—	—	—	—	—	$8,000
CFO									—
Martin Reiner	2006	$68,750	—	$500	—	—	—	—	$69,250
Treasurer & Director, President of OGSI									—
Jon Hammond	2006	$169,583	—	$1,000	—	—	—	—	$170,583
Director, President of ANI									—

Employment Agreements:

Christopher J. Nichols – The Company has entered into a three-year contract with Chris to serve as the President and CEO of the Company for a three-year period beginning February 1, 2006 and ending January 31, 2009 unless terminated sooner. The Agreement may also be extended by mutual written agreement of the Parties. Base pay for Mr. Nichols is set at $185,000 per year. However the Company’s Board of Directors may increase the base pay as deemed warranted by agreement of the Board of Directors. The Board may also see fit to grant increases. He shall participate in any deferred compensation, bonus and/or stock option plans designed and implemented by the Company’s Board of Directors for the benefit of the Company’s key executives and employees. Mr. Nichols has agreed to a reduced salary and/or consultant fee during the initial growth of the Company with the understanding that he will be compensated for this reduction at a yet undetermined time.

Jon Hammond – ANI, a majority-owned subsidiary of the Company has entered into a three-year contract with Jon to serve as the President and CEO of ANI for a three-year period beginning February 1, 2006 and ending January 31, 2009 unless terminated sooner. The Agreement may also be extended by mutual written agreement of both parties. Annual pay for Mr. Hammond is set at $185,000 per year. However the Company’s Board of Directors may increase the base pay as deemed warranted by agreement of the Board of Directors. The Board may also see fit to grant increases. He shall participate in any deferred compensation, bonus and/or stock option plans designed and implemented by the Company’s Board of Directors for the benefit of the Company’s key executives and employees.

1.	Stock Grant – One Hundred Eighty Thousand (180,000) shares of the common stock of the Company shall be issued to Mr. Hammond within ten (10) days of the date of the execution of this agreement.

2.	Right of Exchange – At any time beginning February 1, 2007 and continuing until December 31, 2008, Mr. Hammond shall have the right to exchange his shares in ANI for publicly-traded shares of AGWS stock. The exchange rate shall be determined based upon the previous quarters of ANI’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) times four to reflect annual EBITDA times a multiple of six. The value of AGWS’s stock shall be determined based upon the average closing price on any stock exchange.

Dr. Martin Reiner – OGSI, a majority-owned subsidiary of the Company has entered into a three-year contract with Martin to serve as the Chairman of the Board of OGSI for a three-year period beginning February 1, 2006 and ending January 31, 2009 unless terminated sooner. The Agreement may also be extended by mutual written agreement of both parties. Annual pay for Mr. Reiner is set at $75,000 per year. However the Company’s Board of Directors may increase the base pay as deemed warranted by agreement of the Board of Directors. The Board may also see fit to grant increases. He shall participate in any deferred compensation, bonus and/or stock option plans designed and implemented by the Company’s Board of Directors for the benefit of the Company’s key executives and employees.

1.	Stock Grant – Ninety-five Thousand (95,000) shares of the common stock of the Company (OGSI) shall be issued to Dr. Reiner within ten (10) days of the date of the execution of this agreement.

2.	In addition, Dr. Reiner is to receive five hundred thousand (500,000) shares of AGWS‘s common stock as Founders Stock, when offered for public sale or on or before March 15, 2006.

3.	Right of Exchange – At any time beginning February 1, 2007 and continuing until December 31, 2008, Dr. Reiner shall have the right to exchange his shares in OGSI for the publicly-traded shares of AGWS stock. The exchange rate shall be determined based upon the previous quarters of OGSI’s EBITDA times four to reflect annual EBITDA times a multiple of six. The value of AGWS’s stock shall be determined based upon the average closing price on any stock exchange.

Lyle J. Mortensen – Chief Financial Officer receives a monthly fee of $10,000 per month, plus direct expense reimbursements, that are paid to his consulting company, Aritex Consultants, Inc. At the present time, Mr. Mortensen is serving without an employment agreement and does not participate in other stock considerations. He is a substantial shareholder as indicated above, and may receive additional compensation that is deemed appropriate by the Board of Directors of the Company.

Director Compensation

AGWS shall pay its Directors a nonrefundable retainer of $5,000 per year, which shall compensate such Director for all time spent preparing for, traveling to (if applicable) and attending Board of Director meetings during the year; provided, however, that if more than three Board meetings require out-of-town travel time, such additional travel time may be billed at a reasonable rate to be determined by the Board of Directors. The retainer shall be provided for portions of the term less than a full calendar year. This retainer may be revised by action of the Board of Directors from time to time. Such revision shall be effective as of the date specified in the resolution for payments not yet made and need not be documented by an amendment to this agreement. Director compensation is for non-AGWS employees only. As a result there will be no additional compensation for Chris Nichols, Martin Reiner or Jon Hammond.

Unless otherwise restricted by our Certificate of Incorporation, the members of our Board of Directors have the authority to fix the compensation of Directors. The Directors may be paid their expenses, if any, related to attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as our Director. No such payment will preclude any Director from serving our Company in any other capacity and receiving compensation thereafter. Members of special or standing committees may be given compensation for attending committee meetings.

Independent directors Jack Cowan and Steve Riegler have each been awarded 20,000 shares each of stock in connection with their activities as members of the Board of Directors.

DECEMBER 31 GRANTS OF PLAN-BASED AWARDS

None.

DECEMBER 31 OUTSTANDING EQUITY AWARDS

None.

DECEMBER 31 OPTION EXERCISES AND STOCK VESTED

None.

DECEMBER 31 PENSION BENEFITS

None.

DECEMBER 31 NONQUALIFIED DEFERRED COMPENSATION

None.

DECEMBER 31 ALL OTHER COMPENSATION

None.

DECEMBER 31 PERQUISITES

None.

DECEMBER 31 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Christopher J. Nichols*	—	—	—	—	—	$108,708	$108,708
Dr. Martin Reiner*	—	—	—	—	—	$68,750	$68,750
Jon Hammond*	—	—	—	—	—	$169,583	$169,583
Jack Cowan	$6,000	$1,900	—	—	—	—	$7,900
Steve Riegler	$6,000	$1,900	—	—	—	—	$7,900

At the present time employees that are members of the Board of Directors are reimbursed for travel expenses but do not receive compensation for service on the Board of Directors, other than the $5,000 retainer they are paid and if more than three Board meetings require out-of-town travel time, such additional travel time may be billed at a reasonable rate to be determined by the Board of Directors, as more fully described under the caption Director Compensation. The Company may elect to change this policy and fix a reasonable compensation rate for all directors.

•	Employees of ANI, AGSI, OGSI receive no additional compensation for BOD functions.

DECEMBER 31 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name	Benefit	Before Change in Control Termination w/o Cause or for Good Reason	After Change in Control Termination w/o Cause or for Good Reason	Voluntary Termination	Death	Disability	Change in Control
Christopher J. Nichols	—	—	—	—	30,833	61,666	—
Dr. Martin Reiner	—	—	—	—	12,500	25,000	—
Jon Hammond	—	—	—	—	30,833	61,666	—
Lyle J. Mortensen	—	—	—	—	—	—	—
Steve Riegler	—	—	—	—	—	—	—
Jack Cowan	—	—	—	—	—	—	—

Item 7.	Certain Relationships and Related Transactions and Director Independence.

Certain Related Party Transactions Within The Past Two Years. The following are certain transactions or proposed transactions during the last two years to which we were a party, or proposed to be a party, in which certain persons had a direct or indirect material interest.

Lon Musgrove was one of the former officers and directors of OGSI and holds 9.5% of the outstanding stock of OGSI. Mr. Musgrove resigned effective September 30, 2006.

TBECK Capital, Inc., a shareholder of the Company, in December of 2006 agreed to lend the Company up to $750,000 as additional working capital on a convertible promissory note. As of March 31, 2007 advances on this note amounted to $180,300.

The following is a list all subsidiaries of the Company showing the basis of control and as to each Company, the percentage of voting securities owned or other basis of control by its immediate parent if any.

Owner	% Owned	Subsidiary
Advanced Growing Systems, Inc.	81%	Organic Growing Systems, Inc.
Martin Reiner	9.5%	Organic Growing Systems, Inc.
Lon Musgrove	9.5%	Organic Growing Systems, Inc.
Advanced Growing Systems, Inc.	81%	Advanced Nurseries, Inc.
Jon Hammond	19%	Advanced Nurseries, Inc.

The Company entered into a placement agreement with Westcap Securities, Inc. in connection with its offering of convertible promissory notes. For details of the promissory note provisions please refer to note eight in the notes to consolidated financial statements attached and a part of this filing. As of January 31, 2007 the Company had received $962,000 as proceeds from this Reg D, section 506 offering. The Company does not anticipate receiving any additional proceeds from this offering. Commissions of 10% plus expenses were paid in connection with this offering.

TBECK, a shareholder in the Company, agreed in December of 2006 to loan the company up to $750,000 to assist in the expansion of the company. As of March 31, 2007 the Company had received $180,300 in proceeds from this loan. As of March 31, 2007 the owners of TBECK are not affiliated parties. The promissory note and accrued interest is convertible into preferred stock at that point in time in which the Company has authorized the issuance of preferred stock. The Company in February of 2006 authorized the issuance of preferred stock and as such the promissory note and accrued interest will be converted to preferred stock during the quarter ending June 30, 2007. The conversion price is at $.50 per share of preferred stock. The preferred stock is convertible into common stock at the option of the holder on the basis of one share of preferred stock for one share of common stock. The note has a stated interest rate of 10% and warrants attached in an amount equal to the amount advanced at an exercise price of $1.00 per share. Total warrants under this promissory note are 180,300 shares and may be exercised up to five (5) years from the date of the promissory note by giving the Company notice. The conversion of this promissory note is not dependent on the market price of the stock at the time of conversion. The terms of this transaction and any other related party transactions are on terms comparable to those available from unaffiliated third parties.

Item 8.	Description of Securities

General

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001, and 50,000,000 shares of preferred stock, par value $0.001.

Common Stock

The shares of our common stock presently outstanding, and any shares of our common stock issued upon exercise of stock options and/or warrants, will be fully paid and non-assessable. Each holder of common stock is entitled to one vote for each share owned on all matters voted upon by shareholders, and a majority vote is required for all actions to be taken by shareholders, except that a plurality is required for the election of directors. In the event we liquidate, dissolve or wind-up our operations, the holders of the common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any shares of preferred stock that may then be outstanding. The common stock has no preemptive rights, no cumulative voting rights, and no redemption, sinking fund, or conversion provisions. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our Directors, and the holders of the remaining shares by themselves cannot elect any Directors. Holders of common stock are entitled to receive dividends, if and when declared by our Board of Directors, out of funds legally available for such purpose, subject to the dividend and liquidation rights of any preferred stock that may then be outstanding.

Preferred Stock

On February 12, 2007, the Company’s Articles of Incorporation were amended to provide for 50,000,000 shares of $0.001 par value preferred stock. Rights preferences and designations of the preferred stock to be determined by the Board of Directors of the Company. The preferred stock was authorized by majority consent of the shareholders of the Company.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying cash dividends on our common shares in the foreseeable future. We may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, we may nevertheless decide in our sole discretion not to pay dividends.

Share Purchase Warrants

The below table sets forth, as of May 4, 2007 the classes of our outstanding warrants and the number of shares of our common stock for which such warrants are exercisable:

Class of Warrants	Exercise Price	Expiration Date	Number of Shares Reserved
Convertible promissory note for common stock	$2.50/share	36 months from date of note	373,500
Promissory note with attached warrant	$1.00/share	December 20, 2011	180,300	*
Preferred Stock with Attached Warrant Series A	$.80/share	March 9, 2012	2,250,000
Preferred Stock with Attached Warrant Series J	$.80/share	March 9, 2012	2,250,000
Preferred Stock with Attached Warrant Series B	$1.00/share	March 9, 2012	1,500,000
Preferred Stock with Attached Warrant Series C	$1.10/share	March 9, 2012	1,500,000
Preferred Stock with Attached Warrant Series D	$1.20/share	March 9, 2012	1,500,000
Preferred Stock with Attached Warrant Series A	$.80/share	April 11, 2012	750,000
Preferred Stock with Attached Warrant Series J	$.80/share	April 11, 2012	750,000
Preferred Stock with Attached Warrant Series B	$1.00/share	April 11, 2012	500,000
Preferred Stock with Attached Warrant Series C	$1.10/share	April 11, 2012	500,000
Preferred Stock with Attached Warrant Series D	$1.20/share	April 11, 2012	500,000
Preferred Stock with Attached Warrant Series A	$.80/share	May 4, 2012	562,500
Preferred Stock with Attached Warrant Series J	$.80/share	May 4, 2012	562,500
Preferred Stock with Attached Warrant Series B	$1.00/share	May 4, 2012	375,000
Preferred Stock with Attached Warrant Series C	$1.10/share	May 4, 2012	375,000
Preferred Stock with Attached Warrant Series B	$1.20/share	May 4, 2012	375,000

*	Based on one warrant for each dollar advanced under the promissory note dated December 20, 2006.

Options

Management intends to formulate a stock option plan for its employees. However, at this time there is no formal or informal stock option plan.

Part II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Shares of our common stock are currently quoted on the “pink sheets” bulletin board under the symbol “AGWS.PK”

For the periods indicated, the following table sets forth the high and low bid prices per share of common stock, as reported by pink sheets.com. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

Periods	High	Low
Fiscal Year 2006
First Quarter (October-December 2005)	$10,000	$3,500
Second Quarter (January-March 2006)	$3,500	$3,500
Third Quarter (April-June 2006)	$3,500	$3,500
Fourth Quarter (July-September 2006)	$10.01	$.50
Fiscal Year 2007
First Quarter (October-December 2006)	$1.00	$.50
Second Quarter (January-March 2007)	$1.02	$.30

*	The Company effected a 10,000 for 1 reverse stock split on June 22, 2006. Prices prior to June 22, 2006 reflect the pre-reverse split price and are attributable to the inactive public company into which AGWS was merged.

On June 6, 2007, the closing bid price of our common stock was $0.60.

Holders of Record

As of February 28, 2007 we had approximately 70 holders of record of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

Item 2.	Legal Proceedings

We are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending, or to the knowledge of the executive officers of our Company (except as described below) or any of our subsidiaries, threatened against or affecting our Company, our common stock, any of our subsidiaries or our Company’s or our Company’s subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

Lyle Mortensen, CFO and his consulting company Aritex Consultants, Inc., have been included in a legal proceeding that has requested the cancellation of certificates issued in another company when he was an officer and director of that company. The shares were issued pursuant to a plan of reorganization and it is the position of Mr. Mortensen that the claim of the petitioners is without merit. Even if the petitioners were to prevail it would have no direct monetary or indirect affect on the Company.

Item 3.	Changes in and Disagreements with Accountants.

We have had no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures with our accountants for the year ended September 30, 2006 or any interim period.

We have not had any other changes in nor have we had any disagreements, whether or not resolved, with our accountants on accounting and financial disclosures during our recent fiscal year or any later interim period.

Item 4.	Recent Sales of Unregistered Securities.

Since inception of the Company (February 2, 2006) the Company sold unregistered shares of its common stock in the following transactions:

On June 20, 2006, at the time of the merger into a public shell, the shareholders of the operating companies tendered their shares of the operating companies to the public company and were issued the same amount of common shares (16,000,000 shares) of the new merged public company.

The Company sold 5,182,590 shares of common stock in July of 2006 to Victoria Financial Consultants, LLC in a private placement of stock, for a total consideration before $120,000 in costs and fees in the amount of $1,000,000, or $0.19 per share. The offer and sale of the securities above were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 506 promulgated under the Securities Act and in Section 4(2) and Section 4(6) of the Securities Act and/or Rule 504 of Regulation D.

Prior to September 30, 2006, William Reynierson was issued 75,000 shares of restricted common stock in connection with his employment contract with ANI, a subsidiary of the Company.

The Company, during the month of January 2007, issued to William Reynierson 25,000 shares of restricted common stock as a quarterly stock bonus under his employment with ANI. Aritex Consultants, Inc. (the consulting company of Lyle Mortensen, CFO) was issued 466,667 shares as compensation for services rendered to the Company in connection with Mr. Mortensen’s services as the Chief Financial Officer of the Company.

On March 9, 2007 the Company sold 3,000,000 shares of its series A convertible preferred stock to Vision at $0.50 per share and warrants to purchase 9,000,000 shares of the Company’s common stock. In addition to the sale on March 9, 2007 the Company also sold an additional 1,000,000 shares to Vision at $.50 per share on April 13, 2007.

The Company on May 4, 2007 sold 750,000 total shares of its Series A convertible preferred stock to Sands Brothers Venture Capital LLC; Sands Brothers Venture Capital II LLC; Sands Brothers Venture Capital III LLC; Sands Brothers Venture Capital IV LLC at a price of $.50 per share.

The offer and sale of such shares of our preferred stock were effected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Rule 504 and 506 promulgated under the Securities Act and in Section 4(2) of the Securities Act, based on the following: (a) the investors confirmed to us that they were “accredited investors,” as defined in Rule 501 of Regulation D promulgated under the Securities Act and had such background, education and experience in financial and business matters as to be able to evaluate the merits and risks of an investment in the securities; (b) there was no public offering or general solicitation with respect to the offering; (c) the investors were provided with certain disclosure materials and all other information requested with respect to our company; (d) the investors acknowledged that all securities being purchased were “restricted securities” for purposes of the Securities Act, and agreed to transfer such securities only in a transaction registered under the Securities Act or exempt from registration under the Securities Act; and (e) a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequent registered under the Securities Act or transferred in a transaction exempt from registration under the Securities Act

Item 5.	Indemnification of Directors and Officers.

Certificate of Incorporation and Bylaws. Pursuant to our amended Certificate of Incorporation, our Board of Directors may issue additional shares of common or preferred stock. Any additional issuance of common stock could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, and thereby protects the continuity of our management. Specifically, if in the due exercise of its fiduciary obligations, the Board of Directors was to determine that a takeover proposal was not in our best interest, shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

•	diluting the voting or other rights of the proposed acquirer or insurgent stockholder group;

•	putting a substantial voting block in institutional or other hands that might undertake to support the incumbent Board of Directors; or

•	effecting an acquisition that might complicate or preclude the takeover.

Nevada Anti-Takeover Law. We are subject to the provisions of the Nevada General Corporation Law concerning corporate takeovers.

Limited Liability and Indemnification. Our Certificate of Incorporation eliminates the personal liability of our Directors for monetary damages arising from a breach of their fiduciary duty as Directors to the fullest extent permitted by Nevada law. This limitation does not affect the availability of equitable remedies, such as injunctive relief or rescission. Our Certificate of Incorporation requires us to indemnify our Directors and officers to the fullest extent permitted by Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law.

Under Nevada law, we may indemnify our directors or officers or other persons who were, are or are threatened to be made a named defendant or respondent in a proceeding because the person is or was our director, officer, employee or agent, if we determine that the person:

•	conducted himself or herself in good faith;

•

reasonably believed, in the case of conduct in his or her official capacity as our director or officer, that his or her conduct was in our best interests, and, in all other cases, that his or her conduct was at least not opposed to our best interests; and

•	in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

These persons may be indemnified against expenses, including attorney fees, judgments, fines, including excise taxes, and amounts paid in settlement, actually and reasonably incurred, by the person in connection with the proceeding. If the person is found liable to the corporation, no indemnification shall be made unless the court in which the action was brought determines that the person is fairly and reasonably entitled to indemnity in an amount that the court will establish.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the court’s decision.

PART F/S

Items 1 and 2. Index to Exhibits and Description of Exhibits

The financial statements required by this Part F/S are contained under the sections “Advanced Growing Systems, Inc. Index to Financial Statements” of the Registration Statement. The aforementioned financial statements are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Exchange Act, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Chris J. Nichols
Chris J. Nichols Chief Executive Officer

Dated: July 9, 2007

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Lyle J. Mortensen
Lyle J. Mortensen Chief Financial Officer

Dated: July 9, 2007

Page Numbers
Consolidated Audited Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheet as of September 30, 2006	F-3

Consolidated Statement of Operations for the period from February 2, 2006 (Inception) to September 30, 2006	F-4

Consolidated Statements of Changes in Shareholders’ Equity for the period from February 2, 2006 (Inception) to September 30, 2006	F-5

Consolidated Statements of Cash Flows for the period from February 2, 2006 (Inception) to September 30, 2006	F-6

Notes to Consolidated Financial Statements	F-7 to F-12

Interim Unaudited Consolidated Financial Statements:

Consolidated Balance Sheet as of March 31, 2007 and September 30, 2006 (Audited)	F-13

Consolidated Statement of Operations for the three and six months ended March 31, 2007 and the period from February 2, 2006 (Inception) to March 31, 2006	F-14

Consolidated Statement of Cash Flows for the six months ended March 31, 2007 and the period from February 2, 2006 (Inception) to March 31, 2006	F-15

Notes to Interim Consolidated Financial Statements	F-16 to F-20

Management’s Discussion And Analysis Or Plan Of Operations	F-21 to F-22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Advanced Growing Systems, Inc.

We have audited the accompanying consolidated balance sheet of Advanced Growing Systems, Inc. and subsidiaries, as of September 30, 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from February 2, 2006 (Inception) to September 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Growing Systems, Inc. and subsidiaries as of September 30, 2006, and the results of their operations and their cash flows for the period from February 2, 2006 (Inception) to September 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Whitley Penn LLP
Fort Worth, Texas January 12, 2007

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2006

Assets
Current assets:
Cash and cash equivalents	$230,733
Accounts receivables, net of allowance for doubtful accounts of $41,641	834,833
Employee advances	1,922
Inventories	480,030

Total current assets	1,547,518
Property and equipment, net	331,607
Deferred income taxes	296,645
Other assets	120,000

Total assets	$2,295,770

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$918,604
Accounts payable, related parties	34,717
Notes payable	203,500
Convertible notes payable, net of discount	738,472
Current portion of capital lease obligations	7,074

Total current liabilities	1,902,367
Long-term portion of capital lease obligations	7,953

Total liabilities	1,910,320
Commitments and contingencies	—
Minority interest	380
Stockholders’ equity:
Common stock, par value $0.001; 500,000,000 authorized; 21,270,998 issued; and 21,270,998 outstanding	21,271
Additional paid-in-capital	897,969
Accumulated deficit	(534,170)

Total stockholders’ equity	385,070

Total liabilities and stockholders’ equity	$2,295,770

See accompanying notes to consolidated financial statements.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

Period from February 2, 2006 (Inception) to September 30, 2006

Net sales	$3,414,056
Cost of goods sold	2,530,887

Gross profit	883,169
Operating expenses	1,453,609
Occupancy expenses	118,769
Advertising expenses	16,573
Depreciation and amortization	36,068
Interest expense	88,965

Total expenses	1,713,984

Loss from operations before income tax benefit	(830,815)
Income tax benefit	296,645

Net loss	$(534,170)

Net loss per common share	$(0.03)

Weighted average shares outstanding	20,176,587

See accompanying notes to consolidated financial statements.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

Period from February 2, 2006 (Inception) to September 30, 2006

	Common Stock		Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance at February 2, 2006	16,000,000	$16,000	$—	$—	$16,000
Recapitalization, shares issued in merger	13,408	13	(13)	—	—
Common shares issued in private placement at $0.19 per share, net of fees of $120,000	5,182,590	5,183	874,818	—	880,001
Stock-based compensation	75,000	75	14,100	—	14,175
Warrants issued with convertible notes	—	—	9,064	—	9,064
Net loss	—	—	—	(534,170)	(534,170)

Balance at September 30, 2006	21,270,998	$21,271	$897,969	$(534,170)	$385,070

See accompanying notes to consolidated financial statements.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

February 2, 2006 (Inception) to September 30, 2006

Operating Activities
Net loss	$(534,170)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	36,068
Stock-based compensation expense	14,175
Minority interest	380
Common shares issued for services	16,000
Deferred income taxes	(296,645)
Changes in operating assets and liabilities:
Accounts receivable	(834,833)
Employee advances	(1,922)
Inventories	(480,030)
Other assets	(20,000)
Accounts payable and accrued expenses	918,604
Accounts payable, related parties	34,717

Net cash used in operating activities	(1,147,656)
Investing Activities
Purchases of property and equipment	(337,429)
Deposit on letter of intent	(100,000)

Net cash used in investing activities	(437,429)
Financing Activities
Proceeds from issuance of convertible notes payable	747,000
Proceeds from issuance of notes payable	200,000
Payments on notes payable	(4,900)
Proceeds from common shares issued in private placement	880,001
Payments on capital lease obligations	(6,283)

Net cash provided in financing activities	1,815,818

Net increase in cash and cash equivalents	230,733
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$230,733

Supplemental Disclosure of Cash Flow Information
Purchases of property and equipment via issuance of debt	$29,710

Warrants issued with convertible notes	$9,064

Cash paid for Interest	$—

See accompanying notes to consolidated financial statements.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

Note 1 – Nature of Business

Advanced Growing Systems, Inc. (the “Company”) was incorporated on February 2, 2006 under the laws of the state of Nevada. On June 20, 2006, the Company was merged into an inactive public shell, Non-Lethal Weapons, Inc. (“NLW”), and the name was changed to Advanced Growing Systems, Inc. and the state of Domicile was changed from California to Nevada. The Company has two operating subsidiaries; Advanced Nurseries, Inc., (“ANI”) a Georgia corporation organized on February 10, 2006 and Organic Growing Systems, Inc. (“OGSI”) incorporated on January 19, 2006 in the State of Texas.

ANI operates a wholesale group of commercial nurseries located in the Southeastern United States. As of September 30, 2006, ANI had only one operating nursery located in Alpharetta, Georgia. ANI has two other locations identified and expected to begin operations in the second quarter of fiscal 2007. OGSI has created and markets an organic fertilizer. ANI provides direct distribution channels for OGSI through the nursery location.

Subsequent to September 30, 2006, OGSI entered into a letter of intent to acquire a manufacturing facility in Monticello, Mississippi. Management believes that this acquisition, when completed, will provide a facility that will assist in increasing the gross profit of the fertilizer division and therefore will assist in the overall profitability of the Company (see Note 10).

Note 2 – Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss in the initial fiscal period ended September 30, 2006. As described in Note 5, the Company has issued convertible promissory notes that it anticipates will be converted to common stock in the first half of fiscal 2007. Subsequent to September 30, 2006, the Company also entered into an agreement with a private investment company to provide additional operating capital of approximately $1,472,000. The terms of this agreement are further described in Note 11. Also subsequent to September 30, 2006, ANI obtained a line-of-credit that will increase as the Company continues to grow, given the lending base is calculated on the value of inventory and accounts receivable, and is more fully described in Note 11.

Management believes that the increase in sales and the commitments from third-party lenders will assist the Company in its growth and it will be able to sustain its capital and operating requirements. Management also believes that all debt, with the exception of the line-of-credit entered into subsequent to September 30, 2006, will be converted to equity during fiscal 2007.

Note 3 – Summary of Significant Accounting Policies

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Basis of Accounting

The consolidated financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less when purchased to be cash equivalents. At September 30, 2006, the Company had no such investments. The Company maintains deposits primarily in two financial institutions, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. At September 30, 2006, the uninsured portion of these deposits approximated $61,000. The Company has not incurred any losses related to its uninsured deposits with financial institutions.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accounts Receivable

The Company’s accounts receivable are primarily related to customer accounts of ANI and OGSI. Accounts receivable are stated at amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The change in the valuation allowance have not been material to the consolidated financial statements.

Inventories

Inventories for ANI are carried at the most recent cost as of September 30, 2006, which approximates the lower of cost or market. Inventory carried by OGSI is carried at the lower of cost or market using the first-in, first-out method of accounting.

Property and Equipment

Property and equipment are capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the various classes of assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful live or the lease terms, including the options to renew that are reasonably assured to be renewed. Normal repairs and maintenance are expensed as incurred. No assets were disposed of during the period ended September 30, 2006.

Note 3 – Summary of Significant Accounting Policies - continued

The useful lives for purposes of calculating depreciation and amortization are as follows:

Leasehold improvements	5 years
Land improvements	5 years
Furniture and fixtures	5 years
Computer equipment	3 years

Income Taxes

The Company accounts for income taxes using the “liability method” in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the financial statement basis and income tax basis of assets and liabilities as well as net operating loss carryforwards, if any, using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. Current income taxes are based on the year’s income taxable for federal and state income tax reporting purposes.

Minority Interest

The Company has minority shareholders in its two operating subsidiaries owning approximately 19%. Due to the operating losses of the subsidiaries the minority interest has not been reduced from the operating income as there is no obligation of the minority shareholders to make good on such losses. However, if future earnings do materialize, the majority interest will be credited to the extent of such losses previously absorbed by the majority shareholders. The minority shareholders are executives in the operating subsidiaries and as such, minority shareholders may request that their minority interest be exchanged for shares in the parent company on a fair market value basis. The minority interests in the subsidiaries were issued pursuant to the employment contracts entered into with Jon Hammond of ANI, Martin Reiner and Lon Musgrove of OGSI. The stock was issued for services at par at the organization of the subsidiaries and recorded as an expense to each of the subsidiaries.

Revenue Recognition

The Company recognizes revenue when product is shipped to the customer and title transfers.

Advertising Expenses

The majority of the Company’s advertising consists of commercials in trade appropriate publications and some other direct mail and other media. Advertising costs are expensed when incurred.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Fair Value of Financial Instruments

In accordance with the reporting requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable, accounts payable, and accrued liabilities approximates their carrying amounts due to the relatively short maturity of these instruments. The Company’s outstanding borrowings, if recalculated based on current interest rates, would not differ significantly from the amounts recorded at September 30, 2006.

Note 3 – Summary of Significant Accounting Policies - continued

Earnings Per Common Stock

The Company computes earnings per share in accordance with SFAS No. 128, Earnings Per Share. SFAS No 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share is calculated by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of the Company.

Potential common stock shares consist of shares that may arise from outstanding dilutive common stock warrants (the number of which is computed using the “treasury stock method”). Diluted earnings per share considers the potential dilution that could occur if the Company’s outstanding common stock warrants were converted into common stock that then shared in the Company’s earnings. As the Company has a net loss for the period ended September 30, 2006, basic and diluted earnings (loss) per share are the same.

The Company has certain promissory notes that also may be converted into common stock at the option of the holder. The notes contain a provision of the conversion to shares of stock upon certain conversion events. The conversion price is $1.00 per share. At the option of the Company, at its sole discretion, it may pay for accrued interest in stock based on a formula that includes the closing price of the Company for the last 10 trading days of the Company’s stock. At September 30, the number of shares that could cause a further dilution of the Company’s earnings per share, based on the face value of these convertible promissory notes, was 747,000 shares. These shares will be considered issuable upon the conversion of these outstanding notes.

Note 4 – Property and Equipment

Property and equipment, at September 30, 2006 consists of the following:

Furniture and fixtures	$14,338
Computer software	3,205
Equipment	136,286
Leasehold improvements	213,310

Total property and equipment	367,139
Less accumulated depreciation and amortization	35,532

Property and equipment, net	$331,607

Note 5 – Notes Payable

The Company holds several convertible notes payable with various maturity dates ranging from June 2007 though September 2007. As of September 30, 2006 the outstanding balance on the convertible notes was approximately $738,000. The notes bear interest at a rate of 10% per annum. Each convertible note has attached warrants that are exercisable over a three-year period based on the execution date of the agreement. The exercise price is $2.50. The value of these warrants and the discount on the notes payable, was estimated to be approximately $9,000 at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

Volatility	100%
Expected life	2 years
Expected dividend yield	—
Risk-free rate	4.28%

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 5 – Notes Payable - continued

Upon a conversion event, as defined below, the entire unpaid principal balance of the note plus any unpaid interest will convert into common stock of the Company at a price equal to the conversion price that has been set at $1.00 per share. The conversion events are as follows:

1.	The Company trades on the OTCBB and the stock price, split adjusted, is trading at or over $2.00 for 10 consecutive trading days.

2.	The Company trades on the OTCBB and has an annualized revenue run rate of $24,000,000.

The Company obtained an individual investor note payable bearing an interest rate of 10% monthly, which was payable on demand. As of September 30, 2006 the investor note payable had an outstanding balance of approximately $200,000. Subsequent to September 30, 2006 the note was called and the principal plus accrued interest of $75,000 was paid in full.

The Company also obtained a note payable for purpose of purchasing various property and equipment. The note bears interest at 10% annually and was paid in full subsequent to year-end.

On September 18, 2006, ANI entered into an agreement for short term financing to sell 80% of acceptable qualified receivables to CAPCO Financial (“CAPCO”). Funds advanced by CAPCO to ANI under the terms of this agreement were subject to 6% over Prime, as quoted by Greater Bay Bank N.A. (8.25% as of September 30, 2006). The maximum to be purchased under this agreement was $2,000,000. On January 17, 2007 this financing arrangement was terminated with a new agreement described in Note 11. There were no amounts borrowed on this agreement during the period ended September 30, 2006.

As of September 30, 2006, all outstanding borrowings were payable in full within one year.

During the period ended September 30, 2006, the Company recorded approximately $89,000 of interest expense related to these notes payable.

Note 6 – Capital Lease Obligations

In March of 2006, the Company entered into a capital lease obligation. The lease term is 36 months with required payments of $583 per month. The Company has the option to purchase the equipment at the end of the lease agreement for a bargain purchase price of $1. The underlying assets and related depreciation were included in the appropriate fixed asset category, and related depreciation account.

Property and equipment includes the following amounts for leases that have been capitalized as of September 30, 2006:

Machinery and equipment	$21,839
Less accumulated depreciation	2,548

Property and equipment capitalized under capital lease obligations, net	$19,291

Note 6 – Capital Lease Obligations - continued

Future annual minimum capital lease payments at September 30, 2006, are as follows:

2007	$6,999
2008	6,999
2009	3,072

Total future minimum payments	17,070
Less amount representing interest	2,043

Present value of future minimum payments	15,027
Less current portion	7,074

Long-term portion	$7,953

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 7 – Income Taxes

The Company and its subsidiaries file a consolidated federal tax return with the Company being the common parent corporation of the affiliated group and have executed a tax sharing agreement across corporate lines. Deferred tax assets and liabilities are recognized for the effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The entire tax benefit is attributable to the net operating losses generated during the current fiscal year.

Significant components of the Company’s deferred tax assets at September 30, 2006 are as follows:

Federal income tax benefit, 34% U.S. federal statutory rate	$283,640
State income tax benefit, 6% Georgia statutory rate	13,005

Computed expected tax benefit	$296,645

No valuation allowance has been provided for as management believes that all net operating loss carryforwards will be fully utilized to offset earnings in future periods. The net operating loss expires in 2026.

Note 8 – Shareholders’ Equity

On June 20, 2006, the Company was merged into an inactive public shell, NLW (as mentioned in Note 1). Effective simultaneously with the merger, the Company effected a 10,000 to 1 reverse stock split. In conjunction with the merger, shareholders of the Company prior to the merger tendered their shares of the Company and were re-issued the same amount of shares (16,000,000 shares) of the new merged public company.

On July 11, 2006, the Company received $1,000,000 related to the issuance of 5,182,590 shares in a private placement. The Company incurred approximately $120,000 in placement fees related to the private placement, which is accounted for as a reduction in the proceeds received as reflected in the accompanying statement of shareholders’ equity. The net effect of the transaction to the Company was proceeds of approximately $880,000.

Note 9 – Related Party Transactions

As of September 30, 2006 the Company has accounts payable to related parties of approximately $35,000. These amounts primarily relate to amounts that have come due to employees of the Company in the normal course of business for various business expenses.

A majority shareholder of NLW, who was also an officer of NLW, is significantly involved with the operations of the Company and is currently an officer of the Company. This individual is also a significant shareholder of the Company subsequent to the merger.

Note 10 – Commitments and Contingencies:

Leases

The Company leases certain equipment and facilities under operating leases, of which rent expense was approximately $78,000 for the period ended September 30, 2006.

Rent expense for the Company’s operating leases, which generally have escalating rentals over the term of the lease, is recorded using the straight-line method over the initial lease term as defined in 5.f. of SFAS No. 13 whereby an equal amount of rent expense is attributed to each period during the term of the lease, regardless of when actual payments are made. Generally, this results in rent expense in excess of cash payments during the early years of a lease and rent expense less than cash payments in the later years. The difference between rent expense recognized and actual rental payments is included in accounts payable and accrued expenses in the accompanying consolidated balance sheet.

Future annual minimum annual lease obligations as of September 30, 2006 are as follows:

2007	$216,000
2008	237,000
2009	178,000
2010	150,000
2011	148,000
Thereafter	22,000

Total future minimum lease obligations	$951,000

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 10 – Commitments and Contingencies - continued:

Letter of Intent

The Company has entered into a letter of intent to purchase 100% of the outstanding stock of a corporation containing a manufacturing facility located in Monticello, Mississippi. OGSI would produce significantly all fertilizer products at this facility. The Company has made an initial deposit of $100,000, which is fully refundable if the purchase is not consummated. This deposit is included in other assets in the accompanying consolidated balance sheet. The terms of the proposed acquisition are as follows:

1.	The Company will pay $500,000 in cash in $100,000 annual installments.

2.	Designated creditors will be paid a total of $500,000 in principal via installments of $10,000 per month commencing the first of the month following closing of the transaction.

3.	The Company will pay interest on the debts, but total payments, including principal not to exceed $600,000.

4.	The Company will deliver to the sellers 600,000 shares of its common stock, which will be restricted under Rule 144 for one year.

5.	After the first payment of $100,000 the Company will assume management of all the operations of the acquired company until the transaction is consummated or this Letter of Intent or the Agreement is terminated.

6.	Acceptable employment or consulting agreements of the key individuals is contemplated along with an appropriate covenant not to compete for two years after closing of the agreement.

Note 11 – Subsequent Events

Subsequent to the end of the year the Company entered into a $2,000,000 line-of-credit arrangement with Prudential Financial Corporation due on demand. The line-of-credit is collateralized by inventory, accounts receivable, and other property of ANI. The loan accrues interest at the prime rate, as quoted in the Wall Street Journal, plus one percent. In addition, a monthly service fee equal to 0.6% of the average daily outstanding balance is to be charged. The CAPCO note, as indicated in Note 5, was paid in full with proceeds from this financing arrangement.

For additional short-term financing the Company has entered into a note agreement to borrow additional funds from a private investment banking firm in the amount of $750,000. The note agreement calls for simple interest at the rate of 10% per annum on the unpaid balance. Interest on the note is to accrue and be paid quarterly or upon payment of the note. The note becomes due and payable on the earlier of the following:

1.	December 31, 2010;

2.	A change of ownership in over 50% of the Company’s common stock; or

3.	The sale of substantially all of the Company’s assets

The lender has the right to convert all or a portion of this note to common shares of the Company at $0.50 per share. In addition, for each dollar advanced under this note, the lender is to receive a warrant to purchase one share of the Company’s common stock for $1.00 per share.

On January 2, 2007, a private insurance company, owned by an officer of the Company, loaned $50,000 to the Company on an unsecured promissory demand note at a rate of 10% per annum.

On February 12, 2007, the Company amended its charter to provide for 50,000,000 shares of $0.001 par value preferred stock. Right preferences and designations of the preferred stock are to be determined by the Board of Directors of the Company. Effective March 9, 2007, the Company entered into an agreement with a private investment company to provide additional working capital of $1,472,000 in exchange for the issuance of 3,000,000 shares of preferred stock and warrants to purchase 9,000,000 shares of the Company’s common stock.

ADVANCED GROWING SYSTEMS, INC.AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2007	September 30, 2006
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$151,960	$230,733
Accounts receivable, net of allowance for doubtful accounts of $54,400 and $41,641	1,207,339	834,833
Inventories	1,742,389	480,030
Employee advances	1,100	1,922

Total current assets	3,102,788	1,547,518
Property and equipment, net	2,135,497	331,607
Deferred taxes	645,231	296,645
Other assets	17,968	120,000

Total Assets	$5,901,484	$2,295,770

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$1,982,823	$918,604
Notes payable	—	203,500
Convertible notes payable, net of discount	1,127,498	738,472
Line-of-credit	579,404	—
Current portion of capital lease obligations	21,108	7,074
Current portion of notes payable	76,868	—
Accounts payable, related parties	31,795	34,717

Total current liabilities	3,819,496	1,902,367
Long-term notes payable	395,342	—
Long-term portion of capital lease obligations	50,964	7,953

Total liabilities	4,265,802	1,910,320
Commitments and contingencies	—	—
Minority Interest	380	380
Stockholders’ equity:
Preferred stock, Series A; Par value $.001; 500,000,000 authorized 3,000,000 issued and outstanding	3,000	—
Common Stock; par value $.001; 5000,000,000 authorized; 22,482,665 and 21,270,998 Issued and outstanding	22,483	21,271
Common stock warrants	77,167	—
Additional paid-in capital	2,712,822	897,969
Accumulated deficit	(1,180,170)	(534,170)

Total stockholders’ equity	1,635,302	385,070

Total liabilities and stockholders’ equity	$5,901,484	$2,295,770

ADVANCED GROWING SYSTEMS, INC.AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

		February 2, 2006		February 2, 2006
	Three Months Ended March 31, 2007	(Inception) to March 31, 2006	Six Months Ended March 31, 2007	(Inception) to March 31, 2006
Net sales	$2,120,905	$285,740	$4,286,967	$285,740
Cost of goods sold	1,602,884	281,054	3,181,392	281,054

Gross profit	518,021	4,686	1,105,575	4,686
Operating expenses	892,889	200,802	1,752,493	200,802
Occupancy expenses	86,144	8,886	177,325	8,886
Advertising expenses	13,908	9,427	36,678	9,427
Depreciation and amortization	43,817	5,091	77,878	5,091
Interest expense	34,734	—	55,787	—

Total expenses	1,071,492	224,206	2,100,161	224,206
Loss from operations before income tax benefit	(553,471)	(219,520)	(994,586)	(219,520)
Income tax benefit	197,619	68,863	348,586	68,863

Net loss	$(355,852)	$(150,657)	$(646,000)	$(150,657)

Net loss per common share	$(0.02)	$(0.01)	$(0.03)	$(0.01)

Weighted average shares outstanding	21,682,440	17,620,000	21,536,600	17,620,000

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended March 31, 2007	February 2, 2006 (Inception) to March 31, 2006
Operating Activities
Net loss	$(646,000)	$(150,657)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	77,877	5,091
Stock-based compensation expense	—	18,000
Common shares issued for services	116,217	—
Deferred income taxes	(348,586)	—
Changes in operating assets and liabilities:
Accounts receivable	(372,506)	(225,187)
Inventories	(1,262,359)	(403,746)
Employee advances	822	—
Other assets	2,032	(68,863)
Accounts payable and accrued expenses	1,064,219	562,654
Accounts payable, related parties	(2,922)	—

Net cash used in operating activities	(1,371,206)	(262,708)
Investing Activities
Purchases of property and equipment	(938,357)	(170,494)
Lease deposits	—	(12,000)

Net cash used in investing activities	(938,357)	(182,494)
Financing Activities
Proceeds from issuance of convertible notes payable	395,300	—
Proceeds from borrowings on line-of-credit, net	579,404	—
Proceeds from issuance of notes payable	—	460,084
Proceeds from preferred shares issued in private placement	1,471,371	—
Payments on notes payable	(203,500)	—
Payments on capital lease obligations	(11,785)	—

Net cash provided by financing activities	2,230,790	460,084

Net increase in cash and cash equivalents	(78,773)	14,882
Cash and cash equivalents at beginning of period	230,733

Cash and cash equivalents at end of period	$151,960	$14,882

Supplemental Disclosure of Cash Flow Information
Purchases of property and equipment via issuance of debt	$541,040	$26,964

Purchases of property and equipment via issuance of common stock	$300,000	$—

Warrants issued with Series A Convertible Preferred	$77,167	$—

Cash Paid for Interest Expense	$87,660	$—

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2007

(Unaudited)

Note 1 – Basis of Presentation

The accompanying unaudited interim consolidated financial statements of Advanced Growing Systems, Inc. and Subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements for the three and six months ended March 31, 2007 and the period from February 2, 2006 (Inception) through March 31, 2006 and reflect, in the opinion of management, all adjustments which are of a normal and recurring nature, necessary for a fair presentation of the results for such periods. The foregoing unaudited interim consolidated financial statements do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. However, except as disclosed herein, there has been no material change in the information included in the notes to consolidated financial statements as of September 30, 2006 and for the period from February 2, 2006 (Inception) through September 30, 2006.

The interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements prepared for the period from February 2, 2006 (Inception) through September 30, 2006 and the accompanying notes. Operating results for the three and six months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending September 30, 2007.

Note 2 – Income Taxes

Advanced Growing Systems, Inc. (the “Company”) and its subsidiaries file a consolidated federal tax return with the Company being the common parent corporation of the affiliated group and have executed a tax sharing agreement across corporate lines. Deferred tax assets and liabilities are recognized for the effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The entire tax benefit is attributable to the net operating losses generated during the current fiscal periods.

No valuation allowance has been provided for as management believes that all net operating loss carryforwards will be fully utilized to offset earnings in future periods. The net operating loss carryforwards expire in 2026 and 2027.

Note 3 – Line-of-Credit

On January 17, 2007 Advanced Nurseries, Inc. (“ANI”), a subsidiary of the Company, entered into a loan and security agreement with Presidential Financial Corporation (“Presidential”) for a line-of-credit of up to $2,000,000 based on 80% of approved receivables. A security interest was granted to secure the indebtedness of receivables, inventories, and furniture and fixtures. The interest rate to be charged by Presidential on the outstanding balance is 1% above prime as quoted in the Wall Street Journal. In addition a monthly service fee in the amount of zero point six percent (0.6%) of the average daily outstanding balance is to be paid to Prudential. The balance at March 31, 2007 was $579,404.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2007

(Unaudited)

Note 4 – Notes Payable

The Company holds several convertible notes payable with various maturity dates ranging from June 2007 though December 31, 2007. As of March 31, 2007 the outstanding balance on the convertible notes was approximately $962,000. The notes bear interest at a rate of 10% per annum. Each convertible note has attachable warrants that are exercisable over a three-year period based on the execution date of the agreement. The exercise price is $2.50. The value of these warrants and the discount on the notes payable, was estimated to be approximately $12,700 at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Volatility	100%
Assumed stock price (value of private placement during 2006)	$.19 per sh.
Expected life	2 years
Expected dividend yield	—
Risk-free rate	4.28%

Upon a conversion event, as defined below, the entire unpaid principal balance of the notes plus any unpaid interest will convert into common stock of the Company at a price equal to the conversion price that has been set at $1.00 per share. The conversion events are as follows:

1.	The Company trades on the Over –the-Counter Bulletin Board (“OTCBB”) and the stock price, split adjusted, is trading at or over $2.00 for 10 consecutive trading days.

2.	The Company trades on the OTCBB and has an annualized revenue run rate of $24,000,000.

TBECK Capital, Inc. (“TBECK”), a shareholder in the Company, agreed in December of 2006 to loan the company up to $750,000 to assist in the expansion of the company. As of March 31, 2007 the Company had received $180,300 in proceeds from this loan. As of March 31, 2007 TBECK and the owners of TBECK are not an affiliated party. The promissory note and accrued interest is convertible into preferred stock at that point in time in which the Company has authorized the issuance of preferred stock. The Company in February of 2007 authorized the issuance of preferred stock and as such the promissory note and accrued interest will be converted to preferred stock during the quarter ending June 30, 2007. The conversion price is at $.50 per share of preferred stock. The preferred stock is convertible into common Stock at the option of the holder on the basis of one share of preferred stock for one share of common stock. The note has a stated interest rate of 10% and warrants attached in an amount equal to the amount advanced at an exercise price of $1.00 per share. Total warrants under this promissory note are 180,300 shares and may be exercised up to five (5) years from the date of the promissory note by giving the Company notice. The conversion of this promissory note is not dependent on the market price of the stock at the time of conversion. The terms of this transaction and any other related party transactions are on terms comparable to those available from unaffiliated third parties.

The value of the warrants and the discount on the notes payable, was estimated to be approximately $6,000 at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Volatility	100%
Assumed stock price (value of private placement during 2006)	$.19 per sh.
Expected life	2 years
Expected dividend yield	—
Risk-free rate	4.28%

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

March 31, 2007

(Unaudited)

Note 5 – Related Party Transactions

During the month of February, 2007 the Company issued 466,667 shares of restricted stock to Aritex Consultants, Inc., a company controlled by the Chief Financial Officer (“CFO”) of the Company for services rendered in connection with his position as the CFO. In accordance with SFAS 123 the stock issued was treated as an expense with the appropriate entry to common stock and additional paid-in-capital. The per share value used was $.19 per share, which was the value at which the private placement was sold in the previous year. The market value for the 1st two weeks of February ranged from a high of $.90 to a low of $.55.The date of the resolution authorizing the issue, was February 9, 2007. However, due to the restrictions on the sale of his stock, fluctuating market values, and the involvement of the CFO without pay during the formation of the company through the private placement period it was determined that the private placement value was the appropriate value to use.

In addition Aritex Consultants, Inc. loaned to the Company $20,000 on an unsecured basis.

The two independent members of the Board of Directors received 10,000 shares each for services and an outside consultant received 100,000 shares for services rendered.

Note 6 – Private Placement of Series A Preferred Stock

On March 9, 2007 the Company completed a private placement in which the Company issued 3,000,000 shares of its Series A Preferred Stock at a gross sales price of $.50 per share. Each share of preferred stock is convertible into one share of common stock and included common stock warrants with various series and amounts for a 5 year period as follows:

Series No.	Number of Warrants	Conversion price
A	1,500,000	$0.80
B	1,500,000	$1.00
C	1,500,000	$1.10
D	1,500,000	$1.30
J	3,000,000	$0.80

Within six (6) months following the initial Closing Date (March 9, 2007), the Company shall list and trade its share of common stock on the Nasdaq OTC Bulletin Board, Nasdaq Capital Market, the Nasdaq Global Market, the American Stock Exchange, Inc. or the New York Stock Exchange, Inc. (each, a “Trading Market”). In the event the shares of common stock are not listed and trading on a Trading Market by the date that is six (6) months following the Closing Date, the Conversion Price (as defined in the Certificate of Designation) shall be adjusted to a price equal to seventy-five percent (75%) of the Conversion Price then in effect. In the event the shares of common stock are not listed and trading on a Trading Market by the date that is twelve (12) months following the Closing Date, the Conversion Price shall be adjusted to a price equal to fifty percent (50%) of the Conversion Price then in effect.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements (Continued)

March 31, 2007

(Unaudited)

Note 6 – Private Placement of Series A Preferred Stock (continued)

Commencing one year after the issue date if the Company issues additional shares of common stock at an amount less than the warrant price in effect, the Company may be required to adjust the warrant price pursuant to a formula indicated in the warrant document.

The agreement also has requirements of the Company that have potential liquidating damages, which include the requirement to register the stock. If the Company fails to file a registration statement and have it declared effective during the Effectiveness Date period, as defined, the Company could be subject to a penalty of up to 2% of the holders initial investments per month to a maximum of 20%. The Effectiveness Date is defined as the earlier of the ninetieth (90th) day following the filing date of such Registration Statement or 120 days if the Registration Statement is to receive a full review. The Company has filed a registration statement on Form 10-SB within the 90 day requirement. Since the company filed Form 10-SB within the ninety (90) days of the purchase, management believes that this requirement has been met and that no liquidating changes will be incurred. We have been notified by the Securities and Exchange Commission (“SEC”) that the registration statement filed on Form 10-SB will be effective on June 19th, within the 120 days of review regardless of the status of the comments received from the SEC.

The Company may have exposure if it fails to deliver the stock after the warrant has been exercised. However, the Company has sufficient stock authorized that the Company officers do not believe that there will be any liquidating damage exposure.

Accounting for the various components of the private placement was utilized by reference to the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities; ETIF Issue No. 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock; EITF Issue No. 05-4, The Effect of Liquidated Damages Clause on Freestanding Financial Instruments Subject to Issue No. 00-19 and related amendments and guidance.

The following table summarizes the allocation of the proceeds from the private placement:

Gross proceeds	$1,500,000
Share issuance costs	(28,629)

Net proceeds received	$1,471,371

Proceeds allocated to equity components
Series A preferred stock	$1,394,204
Fair value of warrants	77,167

Total equity allocation	$1,471,371

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements (Continued)

March 31, 2007

(Unaudited)

Note 6 – Private Placement of Series A Preferred Stock (continued)

Private placement warrants

The fair value of the warrants at the acquisition date was estimated to be $77,167 and has been allocated between preferred stock equity and the fair value of the warrants. The fair value of the warrants at the placement date was estimated using the Black-Scholes option-pricing model with the following assumptions: expected warrant life of 2 years, risk-free interest rate of 4.28%, dividend yield of 0%, stock price of $.50 and expected volatility of 25%

Note 7 – Acquisition of Manufacturing Facility

On March 29, 2007 the Company completed its acquisition of an organic fertilizer plant in Monticello, MS. The purchase was made with $500,000 in cash, 600,000 shares of the Company’s restricted stock and promissory notes to the prior owners in the principal amount of $472,210. The promissory notes to the prior owners are to be paid at the rate of $10,000 per month for a period of sixty (60) months. The Interest rates on the notes varies from 8.27% to 10%. Total to be paid over the sixty month period is $600,000 including principal and interest.

Note 8 – Subsequent events

During the months of April and May the Company sold, in two private sales, additional shares of its Series A preferred stock under the same terms as the prior sales as described in Note 5. These sales were for an additional 1,000,000 shares and 750,000 shares, respectively.

The following table summarizes the allocation of the proceeds from the private placement sale on April 13, 2007 for 1,000,000 shares at $.50 per share:

Gross proceeds	$500,000
Share issuance costs	(2,553)

Net proceeds received	$497,447

Proceeds allocated to equity components
Series A preferred stock	$471,725
Fair value of warrants	25,722

Total equity allocation	$497,447

The following table summarizes the allocation of the proceeds from the private placement sale on May 4, 2007 for 750,000 shares at $.50 per share:

Gross proceeds	$375,000
Share issuance costs	(2,886)

Net proceeds received	$372,114

Proceeds allocated to equity components
Series A preferred stock	$352,822
Fair value of warrants	19,292

Total equity allocation	$372,114

In May of 2007, the Company also acquired 357,143 of its own common stock for treasury for a purchase price of $125,000, or $.35 per share.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Results of Operations

The Company had a net loss of $355,852 ($.02 per share) for the three months ended March 31, 2007 compared to a loss of $150,667 ($.01 per share) for the period from February 2, 2006 (Inception) to March 31, 2006. For the six months ended March 31, 2007 the Company had a loss of $646,000 ($.03 per share) compared to a loss of $150,657 for the period from February 2, 2006 (Inception) to March 31, 2006. The period from February 2, 2006 (Inception) to March 31, 2006 is not comparable to the six month period ended March 31, 2007 since the Company only had approximately 2 months of operations in the period ended March 31, 2006. Revenues have increased through the three months and six months periods ended March 31, 2007 as did all categories of expenses. Interest expense increased $34,734 for the three months ended March 31, 2007 over the period from February 2, 2006 (Inception) to March 31, 2006. For the six months ended March 31, 2007 interest increased $57,190 over the period from February 2, (Inception) to March 31, 2006. General and administrative expense increased $692,087 for the three months ended March 31, 2007 over the period from February 2, 2006 (Inception) to March 31, 2006. The increase in general and administrative expenses for the six months period ended March 31, 2007 increased $1,551,691 over the period from February 2, 2006 (Inception) to March 31, 2006. Even with the increasing revenues, the increase in general and administrative expenses caused all periods represented in these financial statements to show losses from operations. The rapid expansion of the Company, which includes opening two additional locations for the Nursery Division, contributed greatly to the increase in the general and administrative expenses of the Company.

Consolidated revenues increased $1,835,165 for the three months ended March 31, 2007 over the period from February 2, 2006 (Inception) to March 31, 2006. The increase in revenues for the six month period ended March 31, 2007 increased $4,001,227 over the period from February 2, 2006 (Inception) to March 31, 2006.

Financial Condition and Liquidity

In order to continue the growth of the Company and provide the necessary capital for expansion the Company, during the quarter ended March 31, 2007, completed a private sale of its Series A preferred stock of 3,000,000 shares, convertible into common shares at a 1:1 conversion ratio, at a price of $0.50 per share with additional warrants to acquire common stock as further described in Note 5 of the notes to consolidated financial statements.

The Company also completed additional sales of its Series A preferred stock as described in the subsequent events footnote to the consolidated financial statement as of March 31, 2007.

In the opinion of management with the growth that the Company has demonstrated during the six months ended March 31, 2007 there is a high probability that some of the warrants attached to the Series A preferred stock will be exercised and thereby provide additional capital for the expansion of the Company.

ADVANCED GROWING SYSTEMS, INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS (continued)

Financial Condition and Liquidity (continued)

On March 29, 2007 the Company acquired an organic fertilizer manufacturing facility in Monticello, Mississippi for $500,000 in cash, 600,000 shares of common stock and promissory notes in the amount of $472,210 payable at 8.23% payable over a five year period. Payments of principal and interest are approximately $10,000 per month. Total value recorded for this acquisition was $1,272,210. The following values were used in the recording of this transaction:

Cash paid	$500,000
Common stock, 600,000 shares @ $.50 per share	300,000
Promissory notes to unrelated sellers	472,210

Total acquisition	$1,272,210

The common stock value used was the most recent sale of preferred stock that is convertible into shares of common stock at $.50 per share.

The Company received additional proceeds from the convertible notes payable during the six months ended March 31, 2007 of $389,026. Some, if not all, of the convertible promissory notes with accrued interest are expected to be converted to common stock of the Company prior to the end of the fiscal year at September 30, 2007.

Management of the Company anticipates that with the capital provided by the sale of the Series A preferred stock, the increased margins in the organic fertilizer division with the acquisition of the manufacturing facility, and the increased sales through the additional locations of the nursery division the Company’s cash flow will be adequate to provide for the operations and profitability of the Company.

In management’s opinion if the Company receives no further debt or equity proceeds the Company would be able to reduce the expansion of additional facilities and have sufficient cash flow to provide for the operating needs of the Company and generate a profit for the benefit of its shareholders.

Exhibit Index

EXHIBIT	DESCRIPTION

2.1*	Agreement and Plan of Merger and Reorganization by and among Non Lethal Weapons, Inc. and Advanced Growing Systems, Inc.

3.1*	Articles of Incorporation of Advanced Growing Systems, Inc.

3.2*	Bylaws of Advanced Growing Systems, Inc.

10.1*	Series A Convertible Preferred Stock Purchase Agreement dated 3-9-07

10.2*	Loan Agreement and Security Agreement

10.3	Letter of Waiver of Time for Subsequent Closing

10.4	Series A Convertible Preferred Stock Purchase Agreement dated 5-3-07

10.5	Form of Series A,B,C,D Warrant to Purchase Common Stock attached to Preferred Stock Purchase Agreements

10.6	Form of Series J Warrant to Purchase Common Stock attached to Preferred Stock Purchase Agreements

10.7	Form of Convertible Notes payable to various investors

10.8	Convertible Promissory note from TBECK Capital, Inc.

10.9	Employment Agreement of Chris Nichols

10.10	Employment Agreement of Jon Hammond

10.11	Employment Agreement of Martin Reiner

21.1*	Subsidiaries of Advanced Growing Systems, Inc.

*	Previously Filed.